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Go to **www.investorvote.com/NU** or scan the QR code — login details are located in the shaded bar below.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the Nu Holdings Ltd. Annual General Meeting to be Held on August 13, 2024

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The shareholder notice, proxy statement, annual report and the proxy card are also available for viewing on the Investor Relations section of the Company's website at https://www.investidores.nu/en and on the SEC's website at https://www.sec.gov.

www.investorvote.com/NU

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/NU.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before August 1, 2024 to facilitate timely delivery.

Annual General Meeting Notice

Nu Holdings Ltd.'s Annual General Meeting of Shareholders will be held on August 13, 2024 at the offices of the Company located at Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil, at 10:00 a.m. Brasilia time in-person and virtually via the internet at https://meetnow.global/MU7CRRJ.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 1 and 2:

1. To resolve, as an ordinary resolution, that the Company's audited financial statements and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 be approved and ratified.

2. To resolve, as an ordinary resolution, that the reelection of the individuals listed from "a" to "i", as directors of the Company (the "**Nominees**"), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:

   a. David Vélez Osorno;
   b. Anita Mary Sands;
   c. Daniel Krepel Goldberg;
   d. David Alexandre Marcus;
   e. Douglas Mauro Leone;
   f. Jacqueline Dawn Reses;
   g. Luis Alberto Moreno Mejia;
   h. Rogério Paulo Calderón Peres; and
   i. Thuan Quang Pham.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on August 12, 2024 to ensure your representation at our AGM.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.investorvote.com/NU.**
- **Phone** – Call us free of charge at 1-866-641-4276.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials Nu Holdings Ltd." in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, requests for a paper copy of proxy materials must be received by August 1, 2024.

Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Online
Go to **www.investorvote.com/NU**
or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/NU

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

2024 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 and 2.

	For	Against	Abstain
1. To resolve, as an ordinary resolution, that the Company's audited financial statements and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 be approved and ratified.	☐	☐	☐
2. To resolve, as an ordinary resolution, that the reelection of the individuals listed from "a" to "i", as directors of the Company (the *"Nominees"*), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:	☐	☐	☐

a. David Vélez Osorno;
b. Anita Mary Sands;
c. Daniel Krepel Goldberg;
d. David Alexandre Marcus;
e. Douglas Mauro Leone;
f. Jacqueline Dawn Reses;
g. Luis Alberto Moreno Mejia;
h. Rogério Paulo Calderón Peres; and
i. Thuan Quang Pham.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

040R7C

2024 Annual General Meeting Admission Ticket

2024 Annual General Meeting of Nu Holdings Ltd.
August 13, 2024, 10:00 am Brasilia Time
Nu Holdings Ltd.
Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil

Upon arrival, please present this admission ticket and photo identification at the registration desk.

The 2024 Annual Meeting of Shareholders of Nu Holdings Ltd. will be held on August 13, 2024 at 10:00 a.m. Brasilia time, in-person and virtually via the internet at https://meetnow.global/MU7CRRJ

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on August 12, 2024 to ensure your representation at our AGM.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: https://www.investidores.nu/en.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — NU HOLDINGS LTD.

Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — August 13, 2024

I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] or [please print address(es)] or failing him/her the duly appointed chairman of the Meeting (the "Chairman") (together the "Proxies") as my/our proxies to vote all of my/our shares at the Annual General Meeting of Nu Holdings Ltd. (the "Company"), to be held on August 13, 2024 at 10:00 a.m. Brasilia time, at the offices of the Company at Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil, and at any adjournments or postponements thereof, as follows.

Please indicate your vote For/ Against on the reverse. If no such directions are indicated, the Proxies (or any one of them) will have authority to vote FOR proposals 1 and 2.

In their discretion, the Proxies (or any one of them) are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.